===============================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                (Amendment No. 2)
     ---------------------------------------------------------------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                    Commonwealth Telephone Enterprises, Inc.
                                (Name of Issuer)


Common Stock                                             Class B Common Stock
$1.00 Par Value                                               $1.00 Par Value
                        (Title of Classes of Securities)


            -------------------------------------------------------

                               126504208 126504109
                                 (Cusip Numbers)

                         Level 3 Delaware Holdings, Inc.
                         Eldorado Equity Holdings, Inc.
                       (Name of Persons Filing Statement)

                             Thomas C. Stortz, Esq.
                        c/o Level 3 Communications, Inc.
                               1025 Eldorado Blvd.
                           Broomfield, Colorado 80021
                                 (720) 888-1000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                February 7, 2002
             (Date of Event which Requires Filing of this Statement)


--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of SS240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: [ ]


================================================================================

                                 SCHEDULE 13D/A

CUSIP Nos.  126504109/126504208


------------------------------------------------------------------------------------------------------------------------------------
------------- ----------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON:  Level 3 Delaware Holdings, Inc.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  84-1572756
------------- ----------------------------------------------------------------------------------------------------------------------
------------- ------------------------------------------------------------------------------------------------------------ ---------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                           (a)  |X|
                                                                                                                           (b)  [ ]
------------- ------------------------------------------------------------------------------------------------------------ ---------
------------- ----------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------- ----------------------------------------------------------------------------------------------------------------------
------------- ----------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

                   OO
------------- ----------------------------------------------------------------------------------------------------------------------
------------- ----------------------------------------------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)                                                                                                [ ]


                   N/A
------------- ----------------------------------------------------------------------------------------------------------------------
------------- ----------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
------------- ----------------------------------------------------------------------------------------------------------------------
--------------------------------------------- ---------- ---------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH       7      SOLE VOTING POWER  (See Item 5)
           REPORTING PERSON WITH
                                                              0
--------------------------------------------- ---------- ---------------------------------------------------------------------------
--------------------------------------------- ---------- ---------------------------------------------------------------------------
                                                  8      SHARED VOTING POWER (See Item 5)

                                                              9,639,326 Common Stock
                                                              1,017,061 Class B Common Stock
--------------------------------------------- ---------- ---------------------------------------------------------------------------
--------------------------------------------- ---------- ---------------------------------------------------------------------------
                                                  9      SOLE DISPOSITIVE POWER (See Item 5)

                                                              0
--------------------------------------------- ---------- ---------------------------------------------------------------------------
--------------------------------------------- ---------- ---------------------------------------------------------------------------
                                                 10      SHARED DISPOSITIVE POWER (See Item 5)

                                                              9,639,326 Common Stock
                                                              1,017,061 Class B Common Stock
--------------------------------------------- ---------- ---------------------------------------------------------------------------
------------- ----------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   9,639,326 Common Stock
                   1,017,061 Class B Common Stock
------------- ----------------------------------------------------------------------------------------------------------------------
------------- ------------------------------------------------------------------------------------------------------------ ---------

     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                              [ ]
------------- ------------------------------------------------------------------------------------------------------------ ---------
------------- ----------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   45.16% of Common Stock
                   49.15% of Class B Common Stock
------------- ----------------------------------------------------------------------------------------------------------------------
------------- ----------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

                   CO
------------- ----------------------------------------------------------------------------------------------------------------------

---------------------------------------------

CUSIP Nos.  126504109/126504208
---------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
------------- ----------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON:  Eldorado Equity Holdings, Inc.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  Pending
------------- ----------------------------------------------------------------------------------------------------------------------
------------- ------------------------------------------------------------------------------------------------------------ ---------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                           (a)  |X|
                                                                                                                           (b)  [ ]
------------- ------------------------------------------------------------------------------------------------------------ ---------
------------- ----------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------- ----------------------------------------------------------------------------------------------------------------------
------------- ----------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

                   OO
------------- ----------------------------------------------------------------------------------------------------------------------
------------- ----------------------------------------------------------------------------------------------------------------------

     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]


                   N/A
------------- ----------------------------------------------------------------------------------------------------------------------
------------- ----------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
------------- ----------------------------------------------------------------------------------------------------------------------
--------------------------------------------- ---------- ---------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH       7      SOLE VOTING POWER  (See Item 5)
           REPORTING PERSON WITH
                                                              0
--------------------------------------------- ---------- ---------------------------------------------------------------------------
--------------------------------------------- ---------- ---------------------------------------------------------------------------
                                                  8      SHARED VOTING POWER (See Item 5)

                                                              9,639,326 Common Stock
                                                              1,017,061 Class B Common Stock
--------------------------------------------- ---------- ---------------------------------------------------------------------------
--------------------------------------------- ---------- ---------------------------------------------------------------------------
                                                  9      SOLE DISPOSITIVE POWER (See Item 5)

                                                              0
--------------------------------------------- ---------- ---------------------------------------------------------------------------
--------------------------------------------- ---------- ---------------------------------------------------------------------------
                                                 10      SHARED DISPOSITIVE POWER (See Item 5)

                                                              9,639,326 Common Stock
                                                              1,017,061 Class B Common Stock
--------------------------------------------- ---------- ---------------------------------------------------------------------------
------------- ----------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   9,639,326 Common Stock
                   1,017,061 Class B Common Stock
------------- ----------------------------------------------------------------------------------------------------------------------
------------- ------------------------------------------------------------------------------------------------------------ ---------

     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                             [ ]
------------- ------------------------------------------------------------------------------------------------------------ ---------
------------- ----------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   45.16% of Common Stock
                   49.15% of Class B Common Stock
------------- ----------------------------------------------------------------------------------------------------------------------
------------- ----------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

                   CO
------------- ----------------------------------------------------------------------------------------------------------------------

     This Amendment No. 2 to Schedule 13D amends and restates in its entirety the Schedule 13D dated April 19, 2001 of Level 3 Delaware Holdings, Inc., as amended by Amendment No. 1 dated May 4, 2001 (the "Schedule 13D"). The amended and restated Schedule 13D is filed to report: (i) the transfer of all of the shares of Common Stock and Class B Common Stock (each as defined below) held by Level 3 Delaware Holdings, Inc. to its wholly owned subsidiary, Eldorado Equity Holdings, Inc.; (ii) to add Eldorado Equity Holdings, Inc. as a reporting person; (iii) to report the execution of a registration rights agreement among Level 3 Communications, Inc. and the Company (as defined below); and (iv) the filing of a registration statement by the Company with respect to the sale of up to 3,162,500 shares of Common Stock (including 412,500 shares of Common Stock subject to the underwriters over-allotment option)by Eldorado Equity Holdings, Inc. in an underwritten public offering.

Item 1.  Security and Issuer.

     The classes of equity securities to which this statement relates are the Common Stock, par value $1.00 per share (the "Common Stock"), and the Class B Common Stock, par value $1.00 per share ("Class B Common Stock"), of Commonwealth Telephone Enterprises, Inc., a Pennsylvania corporation (the "Company"). The principal executive offices of the Company are located at 100 CTE Drive, Dallas, Pennsylvania 18612.

Item 2.  Identity and Background.

     This statement is filed on behalf of Level 3 Delaware Holdings, Inc., a Delaware corporation ("LTDH"), and Eldorado Equity Holdings, Inc., a Delaware corporation and wholly owned subsidiary of LTDH ("Eldorado"). LTDH is a subsidiary of Level 3 Telecom Holdings, Inc., a Delaware corporation ("LTTH"), formerly known as Kiewit Telecom Holdings, Inc.

     Level 3 Communications, Inc. ("LTC") indirectly owns 90% of the common stock and all of the preferred stock of LTTH. David C. McCourt, Chairman of the Company, owns the remaining 10% of the common stock of LTTH.

     Eldorado was formed to hold the interest in the Company previously held by its parent, LTDH. LTDH was formed to hold the interest in the Company previously held by its parent, LTTH. The address of the principal executive offices and principal business of each of LTDH and Eldorado is 1105 North Market Street, Suite 1300, Wilmington, DE 19801. Information as to each executive officer and director of LTDH and Eldorado is set forth in Schedule A attached hereto, which is incorporated herein by reference.

     LTC is a holding company that engages in the communications, information services, and coal mining businesses through ownership of operating companies and equity positions in public companies. The address of the principal executive offices and principal business of LTC is 1025 Eldorado Blvd., Broomfield, CO 80021. LTC is the surviving corporation from the merger of Peter Kiewit Sons' Inc. and Kiewit Diversified Group Inc. (which had changed its name to Level 3 Communications, Inc. prior to that merger).

     LTC is the ultimate parent of each of LTDH and Eldorado. LTC, LTDH and Eldorado are collectively referred to as the "Level 3 Companies." Information as to each executive officer and director of LTC is set forth in Schedule B attached hereto, which is incorporated herein by reference.

     During the last five years, none of the Level 3 Companies nor, to the best knowledge of the Level 3 Companies, any of the persons listed on Schedule A or B attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     On February 7, 2002 in Ridgefield Park, New Jersey, LTDH had recorded on the books and records of the Company's transfer agent the transfer to Eldorado of all the shares of Common Stock LTDH owned (9,639,326 shares) and all the shares of Class B Common Stock LTDH owned (1,017,061 shares) as full payment for Eldorado's issuance to LTDH of all of the common stock (1,000 shares of common stock, par value, $.01 per share) of Eldorado.

Item 4.  Purpose of Transaction.

     The transfer of all of the shares of Common Stock and Class B Common Stock owned by LTDH to Eldorado was effected to capitalize Eldorado.

     On February 8, 2002, the Company filed a registration statement on Form S-3 with respect to the sale by Eldorado in an underwritten public offering of up to 3,162,500 shares of Common Stock (including 412,500 shares of Common Stock subject to the underwriter's over-allotment option) as a result of the exercise of certain demand registration rights described below. The filing of the registration statement is consistent with LTC's public statements that LTC would consider the possible sale of certain of its non-core assets, which include holdings in public companies such as the Company.

     The Level 3 Companies intend, however, to continue to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic, market and industry conditions existing at the time, Eldorado may consider from time to time various alternative courses of action both with respect to the business of the Company and with respect to Eldorado's equity interest therein. Such actions may include, if determined to be in the best interests of the Company, seeking the acquisition or disposition by the Company or its subsidiaries of businesses or assets. Such actions may also include the acquisition by Eldorado or its affiliates of additional capital stock of the Company through open market purchases, privately negotiated transactions, a tender offer, an exchange offer, a merger or otherwise. Alternatively, and as evidenced by the filing of the registration statement on February 8, 2002 and the signing of a registration rights agreement between LTC and the Company, such actions may involve the sale of all or a portion of Eldorado's interest in the Company in the open market, in privately negotiated transactions, through a public offering or otherwise.

     Except as set forth herein, none of the Level 3 Companies nor, to the best knowledge of the Level 3 Companies, any person named in Schedule A or B attached hereto has any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing the Common Stock to cease to be authorized to be quoted on the Nasdaq Stock Market; (ix) the Common Stock becoming eligible for the termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (x) any action similar to any of those enumerate above. Notwithstanding the foregoing, the Level 3 Companies reserve the right to effect any of such action as they may deem necessary or appropriate in the future.

Item 5.  Interest in Securities of the Company.

(a) and (b) Eldorado holds 9,639,326 shares of Common Stock, representing approximately 45.16% of the outstanding Common Stock, and Eldorado holds 1,017,061 shares of Class B Common Stock representing approximately 49.15% of the outstanding Class B Common Stock (together, the "Company Shares") based on the number of shares reported as outstanding by the Company as of September 30, 2001 in the registration statement. Through its ownership of Eldorado, LTDH may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the Company Shares.

Eldorado shares with LDTH the power to vote or to direct the vote, and to dispose or direct the disposition of, the Company Shares. Through their indirect ownership of Eldorado, Level 3 Communications, Inc. and David C. McCourt may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the Company Shares.

     David C. McCourt is the beneficial owner of 25,304 shares of Common Stock representing less than .1% of the shares of the outstanding Common Stock.1

     James Q. Crowe is the beneficial owner of 21,302 shares of Common Stock directly held by him, representing less than .1% of the outstanding Common Stock.2 Mr. Crowe has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

----------

     (1) The 25,304 shares are fully vested Share Units under an Executive Stock Purchase Plan. Participants do not have the right to vote Share Units, provided that the Company may, but is not required to, make arrangements for participants to direct the trustee of the grantor trust as to how to vote a number of shares held by the grantor trust corresponding to the number of Share Units credited to the participants' matching account.

     (2) Includes options to purchase 8,000 shares of Common Stock exercisable within 60 days after February 8, 2002. None of these options has been exercised.

     William L. Grewcock is the beneficial owner of 10,000 shares of Common Stock directly held by him, representing less than .1% of the outstanding Common Stock. Mr. Grewcock has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

     Richard R. Jaros is the beneficial owner of 9,559 shares of Common Stock directly held by him, representing less than .1% of the outstanding Common Stock.3 Mr. Jaros has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

     Walter Scott, Jr. is the beneficial owner of 114,735 shares of Common Stock directly held by him, representing approximately .54% of the outstanding Common Stock.4 Mr. Scott has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

All information in this item 5(a) and (b) as to the number of shares outstanding or the percentage of shares held are based on the number of shares reported outstanding by the Company as of September 30, 2001 in the registration statement.

Except as set forth in this Item 5(a) and (b), none of the Level 3 Companies, nor, to the best knowledge of the Level 3 Companies, any persons named in Schedule A or B hereto, owns beneficially any shares of Common Stock.

(c) On February 7, 2002, the Company filed a registration statement on Form S-3 with respect to the sale by Eldorado in an underwritten public offering of up to 3,162,500 shares of Common Stock (including 412,500 shares of Common Stock subject to the underwriters over-allotment option) as a result of the exercise of certain demand registration rights described below. The filing of the registration statement is consistent with LTC's public statements that LTC would consider the possible sale of certain of its non-core assets, which include holdings in public companies such as the Company.

Except as described above, no transactions in the Common Stock or Class B Common Stock have been effected during the past 60 days by the Level 3 Companies or, to the best knowledge of the Level 3 Companies, by any of the persons named in Schedule A or B hereto.

(d)  Inapplicable.

(e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The Company has entered into a Registration Rights Agreement (the "LTC Registration Rights Agreement") dated as of February 7, 2002 between the Company and LTC relating to the Company Shares and all shares of Common Stock and Class B Common Stock that LTC may own in the future. LTC negotiated the terms of the LTC Registration Rights Agreement with a

------------
     (3) Includes options to purchase 8,000 shares of Common Stock exercisable within 60 days after February 8, 2002. None of these options has been exercised.

     (4) Includes options to purchase 8,000 shares of Common Stock exercisable within 60 days after February 8, 2002. None of these options has been exercised.

special committee of the Company's Board of Directors consisting of directors who are not affiliated with LTC. The registration statement referred to above was filed pursuant to the exercise of one of the demand registration rights under the LTC Registration Rights Agreement. The LTC Registration Rights Agreement provides LTC with (i) two remaining demand registration rights (to be exercised by a majority of the holders of Registrable Securities (as defined in the LTC Registration Rights Agreement) and (ii) unlimited "piggyback" registration rights in respect of the Registrable Securities. These registration rights are provided at the partial expense of the Company. The preceding summary of the LTC Registration Rights Agreement is qualified in its entirety by the terms of the LTC Registration Rights Agreement which is incorporated herein by reference.

The Company is party to a Registration Rights Agreement (the "1998 Registration Rights Agreement") dated as of October 23, 1998 among the Company, and Walter Scott, Jr., James Q. Crowe, and David C. McCourt. (the "Committed Individuals). Pursuant to the Registration Rights Agreement, the Committed Individuals have
(i) two demand registration rights (to be exercised by a majority of the Committed Individuals) and (ii) unlimited "piggyback" registration rights in respect of the shares of Common Stock issued to the Committed Individuals pursuant to a described rights offering. These registration rights are provided at the expense of the Company. The preceding summary of the 1998 Registration Rights Agreement is qualified in its entirety by the terms of the 1998 Registration Rights Agreement which is incorporated herein by reference.

Except as described herein, to the best knowledge of the Level 3 Companies, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

10.1 Registration   Rights   Agreement  dated  as  of  February  7,  2002  among
     Commonwealth Telephone Enterprises, Inc. and Level 3 Communications, Inc.

10.2.Registration  Rights  Agreement  dated as of October 23,  1998  between the
     Commonwealth Telephone Enterprises, Inc., and Walter Scott, Jr., James Q. Crowe, and David C. McCourt (filed as exhibit 10 to Amendment 16 to the
     Schedule 13D of Level 3 Telecom Holdings, Inc. relating to Commonwealth Telephone Enterprises, Inc., dated October 29, 1998 and incorporated herein by reference).

10.3. Joint Filing Agreement, dated February 8, 2002

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 8, 2002



LEVEL 3 DELAWARE HOLDINGS, INC.



By:  /s/ Neil Eckstein
Name: Neil Eckstein
Title: Vice President



ELDORADO EQUITY  HOLDINGS, INC.



By:  /s/ Neil Eckstein
Name: Neil Eckstein
Title: Vice President

                                                                     SCHEDULE A


       DIRECTORS AND EXECUTIVE OFFICERS OF LEVEL 3 DELAWARE HOLDINGS, INC.

     The name, business address, citizenship, title, and present principal occupation or employment of each of the directors and executive officers (in alphabetical order) of Level 3 Delaware Holdings, Inc. are set forth below.

    Name and Office Held            Business Address            Citizenship            Principal Occupation or
                                                                                             Employment

Kevin F. Bostick               1025 Eldorado Blvd.                  USA           Senior Vice President and
Treasurer, Vice President      Broomfield, CO 80021                               Treasurer, Level 3
                                                                                  Communications, Inc.

R. Douglas Bradbury            1025 Eldorado Blvd.                  USA           Vice Chairman, Level 3
President                      Broomfield, CO 80021                               Communications, Inc.

Sureel A. Choksi               1025 Eldorado Blvd.                  USA           Group Vice President and Chief
Group Vice President           Broomfield, CO 80021                               Financial Officer, Level 3
                                                                                  Communications, Inc.

Neil J. Eckstein               1025 Eldorado Blvd.                  USA           Vice President, Assistant
Vice President, Assistant      Broomfield, CO 80021                               General Counsel and Assistant
Secretary, Director                                                               Secretary, Level 3
                                                                                  Communications, Inc.

Brian R. Hedlund               1025 Eldorado Blvd.                  USA           Director of Tax, Level 3
Assistant Secretary            Broomfield, CO 80021                               Communications, Inc.

Eric J. Mortensen              1025 Eldorado Blvd.                  USA           Vice President and Controller,
Controller, Vice President     Broomfield, CO 80021                               Level 3 Communications, Inc.

Andrew E. Ottinger, Jr.        1025 Eldorado Blvd.                  USA           Vice President, Level 3
Vice President, Director       Broomfield, CO 80021                               Communications, Inc.

Thomas C. Stortz               1025 Eldorado Blvd.                  USA           Group Vice President, General
Group Vice President,          Broomfield, CO 80021                               Counsel and Secretary, Level 3
Secretary, Director                                                               Communications, Inc.


       DIRECTORS AND EXECUTIVE OFFICERS OF ELDORADO EQUITY HOLDINGS, INC.

     The name, business address, citizenship, title, and present principal occupation or employment of each of the directors and executive officers (in alphabetical order) of Eldorado Equity Holdings, Inc. are set forth below.

                                                                                       Principal Occupation or
    Name and Office Held            Business Address            Citizenship                  Employment

Kevin F. Bostick               1025 Eldorado Blvd.                  USA           Senior Vice President and
Treasurer, Vice President      Broomfield, CO 80021                               Treasurer, Level 3
                                                                                  Communications, Inc.

R. Douglas Bradbury            1025 Eldorado Blvd.                  USA           Vice Chairman, Level 3
President                      Broomfield, CO 80021                               Communications, Inc.

Sureel A. Choksi               1025 Eldorado Blvd.                  USA           Group Vice President and Chief
Group Vice President           Broomfield, CO 80021                               Financial Officer, Level 3
                                                                                  Communications, Inc.

Neil J. Eckstein               1025 Eldorado Blvd.                  USA           Vice President, Assistant
Vice President, Assistant      Broomfield, CO 80021                               General Counsel and Assistant
Secretary, Director                                                               Secretary, Level 3
                                                                                  Communications, Inc.

Brian R. Hedlund               1025 Eldorado Blvd.                  USA           Director of Tax, Level 3
Assistant Secretary            Broomfield, CO 80021                               Communications, Inc.

Eric J. Mortensen              1025 Eldorado Blvd.                  USA           Vice President and Controller,
Controller, Vice President     Broomfield, CO 80021                               Level 3 Communications, Inc.

Andrew E. Ottinger, Jr.        1025 Eldorado Blvd.                  USA           Vice President, Level 3
Vice President, Director       Broomfield, CO 80021                               Communications, Inc.

Thomas C. Stortz               1025 Eldorado Blvd.                  USA           Group Vice President, General
Group Vice President,          Broomfield, CO 80021                               Counsel and Secretary, Level 3
Secretary, Director                                                               Communications, Inc.

                                                                     SCHEDULE B

         DIRECTORS AND EXECUTIVE OFFICERS OF LEVEL 3 COMMUNICATIONS INC.

     The name, business address, citizenship, title, and present principal occupation or employment of each of the directors and executive officers of Level 3 Communications, Inc. are set forth below.

                                                                                      Principal Occupation or
       Name and Office Held             Business Address          Citizenship                 Employment


Walter Scott, Jr.                    1025 Eldorado Blvd.              USA          Director, Peter Kiewit Sons'
Chairman of the Board, Director      Broomfield, CO 80021                          Inc.

James Q. Crowe                       1025 Eldorado Blvd.              USA          President, Chief Executive
President, Chief Executive           Broomfield, CO 80021                          Officer, Level 3
Officer, Director                                                                  Communications, Inc.

Kevin J. O'Hara                      1025 Eldorado Blvd.              USA          President, Chief Operating
President, Chief Operating           Broomfield, CO 80021                          Officer, Level 3
Officer, Director                                                                  Communications, Inc.

R. Douglas Bradbury                  1025 Eldorado Blvd.              USA          R. Douglas Bradbury
Vice Chairman of the Board,          Broomfield, CO 80021                          Executive Vice President, Level
Executive Vice President, Director                                                 3 Communications, Inc.

Charles C. ("Buddy") Miller, III     1025 Eldorado Blvd.              USA          Vice Chairman,  Level 3
Vice Chairman, Director              Broomfield, CO 80021                          Communications, Inc.

Sureel Choksi                        1025 Eldorado Blvd.              USA          Chief Financial Officer, Level
Chief Financial Officer,  Group      Broomfield, CO 80021                          3 Communications, Inc.
Vice President

Thomas C. Stortz                     1025 Eldorado Blvd.              USA          Group Vice President, General
General Counsel, Secretary, and      Broomfield, CO 80021                          Counsel, Secretary, Level 3
Group Vice President                                                               Communications, Inc.

John F. Waters, Jr.                  1025 Eldorado Blvd.              USA          Group Vice President, Level 3
Group Vice President                 Broomfield, CO 80021                          Communications, Inc.

Eric Mortensen                       1025 Eldorado Blvd.              USA          Controller, Level 3
Controller, Vice President           Broomfield, CO 80021                          Communications, Inc.

Morgan C. Bay                        1025 Eldorado Blvd.              USA          Chairman, Chief Executive
Director                             Broomfield, CO 80021                          Officer, Valmont Industries,
                                                                                   Inc.
William L. Grewcock                  1025 Eldorado Blvd.              USA          Director, Peter Kiewit Sons'
Director                             Broomfield, CO 80021                          Inc.

Richard R. Jaros                     1025 Eldorado Blvd.              USA          Former President, Kiewit
Director                             Broomfield, CO 80021                          Diversified Group Inc.

Robert E. Julian                     1025 Eldorado Blvd.              USA          Former Chairman, PKS
Director                             Broomfield, CO 80021                          Information Services Inc.


David C. McCourt                     105 Carnegie Center              USA          Chairman, Chief Executive
Director                             Princeton, NJ 08540                           Officer, RCN Corporation

Kenneth E. Stinson                   1025 Eldorado Blvd.              USA          Chairman, Chief Executive
Director                             Broomfield, CO 80021                          Officer, Peter Kiewit Sons' Inc.

Colin V.K. Williams                  66 Prescot Street               UK            Executive Vice President,
Executive Vice President,            London, UK E1 8HG                             Level 3 Communications, Inc.
Director

Michael B. Yanney                    1025 Eldorado Blvd.              USA          Chairman, Chief Executive
Director                             Broomfield, CO 80021                          Officer, America First
                                                                                   Companies, L.L.C.